Exhibit 2.1

PURCHASE AND SALE AGREEMENT

by and among

SUNRISE SENIOR LIVING INVESTMENTS, INC.,

SUNRISE SENIOR LIVING MANAGEMENT, INC.,

SZR US INVESTMENTS, INC.,

VENTAS REIT US HOLDINGS, INC.

and

VENTAS, INC.

October 1, 2010

i

ARTICLE X	INDEMNITIES	16
10.1	Seller Indemnity	16
10.2	Buyer Indemnity	16
10.3	Procedure	16
10.4	Survival of Indemnity	17

ARTICLE XI	NOTICES	17

ARTICLE XII	GENERAL PROVISIONS	18
12.1	References; Construction	18
12.2	Premises and Exhibits	18
12.3	Conflicts Among Agreements	18
12.4	Modification	19
12.5	Attorneys’ Fees	19
12.6	Governing Law; Jurisdiction	19
12.7	Release	19
12.8	Assignment	19
12.9	Severability	19
12.10	Successors and Assigns	19
12.11	Interpretation	20
12.12	Counterparts	20
12.13	Facsimile or Electronic Signatures	20
12.14	Business Day	20
12.15	Waiver of Jury Trial	20
12.16	Confidentiality	20

APPENDICES
APPENDIX A	Subject Companies

EXHIBITS
EXHIBIT A	List of Properties
EXHIBIT B	Assignment and Assumption Agreement
EXHIBIT C	Required Consents
EXHIBIT D	FIRPTA Affidavit
EXHIBIT E	List of Existing Debt Documents
EXHIBIT F	List of Operating Accounts

ii

INDEX OF DEFINED TERMS

Term	Section
Actual Knowledge	4.1.7
Agreement	Introduction
Amended and Restated Management Agreement	4.1.9
Amended and Restated Master Agreement	4.1.9
Amended and Restated MPA	4.1.9
Assignment and Assumption Agreement	3.3
Bank of America Consent	6.1.10
Bankruptcy/Dissolution Event	6.1.12
Buyer Ancillary Documents	6.2.3
Buyers	Introduction
Canadian Purchase Agreement	3.2
Closing	3.1
Closing Date	3.1
Effective Time	3.3
Existing Debt Documents	6.1.7
Governmental Authority	6.1.10
Holdings	Introduction
Investments	Introduction
Lender Consents	7.2
Lenders	7.2
Lists	6.1.13(b)(i)
Loss	10.1
OFAC	6.1.13(a)
Operating Accounts	6.1.11
Order	6.1.13(a)
Orders	6.1.13(a)
Property	Premises
Purchase Price	3.6
Real Property	Premises
Required Consents	4.1.6
Seller	Introduction
Seller Ancillary Documents	6.1.3
Seller Interests	Premises
Seller’s Actual Knowledge	6.1.8(b)
SSLI Parties	12.7
Subject Companies	Premises
Subject Company Interests	Premises
Subject Company Operating Agreements	Premises
Transfer Tax Forms	5.1.3
Transfer Taxes	5.1.3
UPREIT LLC	Premises
UPREIT LLC Interest	Premises
UPREIT LLC Operating Agreement	Premises
Ventas Parties	12.7

iii

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of October 1, 2010, made by and among (i) SUNRISE SENIOR LIVING INVESTMENTS, INC., a Virginia corporation (“Seller”), (ii) SZR US INVESTMENTS, INC., a Delaware corporation (“Investments”), (iii) VENTAS REIT US HOLDINGS, INC., a Delaware corporation formerly known as Sunrise REIT US Holdings, Inc. (“Holdings” and, together with Investments, the “Buyers”), (iv) solely for the purpose of Section 10.3, Sunrise Senior Living Management, Inc., a Virginia corporation, and (v) solely for the purpose of Section 12.7, Ventas, Inc., a Delaware corporation.

W I T N E S S E T H: T H A T

WHEREAS, as of the date hereof (i) Seller and Holdings are the sole members of Sunrise US UPREIT, LLC, a Delaware limited liability company (“UPREIT LLC”), which UPREIT LLC is governed by that certain Limited Liability Company Agreement, dated December 23, 2004, by and between Seller and Holdings (the “UPREIT LLC Operating Agreement”), (ii) Seller owns a 15.4% membership interest in UPREIT LLC (the “UPREIT LLC Interest”) and (iii) Holdings owns an 84.6% membership interest in UPREIT LLC, and

WHEREAS, as of the date hereof (i) Seller and Investments are the sole members of each limited liability company set forth on Appendix A hereto (collectively, the “Subject Companies”), each of which is governed by the operating agreement set forth opposite such Subject Company’s name (collectively, the “Subject Company Operating Agreements”), (ii) Seller owns the percentage membership interest in each Subject Company indicated in the column labeled “Seller Percentage Interest” on Appendix A hereto (collectively, the “Subject Company Interests” and, together with the UPREIT LLC Interest, the “Seller Interests”) and (iii) Investments owns the percentage membership interest in each Subject Company indicated in the column labeled “Investments Percentage Interest” on Appendix A hereto, and

WHEREAS, UPREIT LLC and the Subject Companies collectively own 100% of the legal and beneficial interest in the real properties described on Exhibit A attached hereto (collectively, the “Real Property”). The Real Property, together with (i) all governmental permits and approvals related to ownership, operation and development thereof, including any and all such permits and approvals relating to development at the Real Property, (ii) contractual rights, including leases, licenses, warranties, guarantees, and development rights and all other intangible assets owned or held by UPREIT LLC or the Subject Companies, and (iii) all items of tangible personal property which are located thereon and used in connection with the operation and maintenance thereof (other than resident safe lift equipment which is the property of an Affiliate of Seller), are collectively referred to as the “Property”, and

WHEREAS, Holdings desires to purchase from Seller, and Seller desires to sell to Holdings, the UPREIT LLC Interest, on the terms and subject to the conditions set forth herein, and

WHEREAS, Investments desires to purchase from Seller, and Seller desires to sell to Investments, all of the Subject Company Interests, on the terms and subject to the conditions set forth herein, and

WHEREAS, simultaneously with Holdings’ purchase of the UPREIT LLC Interest: (i) Seller shall withdraw from UPREIT LLC as a member, and (ii) Holdings intends to completely amend and restate the UPREIT LLC Operating Agreement, and

WHEREAS, simultaneously with Investments’ purchase of the Subject Company Interests: (i) Seller shall withdraw from each Subject Company as a member, and (ii) Investments intends to completely amend and restate each Subject Company Operating Agreement,

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

The following capitalized terms generally used in this Agreement have the meanings defined or referenced below. Certain other capitalized terms used in specific sections of this Agreement have been defined in such sections and are set forth in the Index of Defined Terms.

“Affiliate” means, with respect to any Person, such Person’s immediate family members, partners, members or parent and subsidiary corporations, and any other Person directly or indirectly controlling, controlled by, or under common control with, said Person, and their respective Affiliates, members, shareholders, directors, officers, employees, agents and representatives.

“Business Day” means any day other than a Saturday, a Sunday or a day on which the New York Stock Exchange is not open for trading.

“Default” means (i) a default of Seller or its Affiliates under any of the Existing Management Agreements or (ii) the existence of any events or circumstances that would, with notice or passage of time or both, cause Seller or its Affiliates to be in default under any of the Existing Management Agreements, or under the Amended and Restated Master Agreement, as defined in Section 5.1.6 below, or any Amended and Restated Management Agreements, as defined in Section 5.1.7 below, were such Amended and Restated Master Agreement and Amended and Restated Management Agreements in effect as of the date hereof.

“Existing Management Agreements” means the master agreement and the management agreements in effect as of the date hereof between Seller or its Affiliates, on the one hand, and the Buyers or their respective Affiliates, on the other hand.

“Existing Contracts” means each note, bond, mortgage, indenture, lease, license, contract, agreement or other obligation to which UPREIT LLC or any of the Subject Companies is a party or by which any of their properties or assets may be bound.

“Existing Debt” means, with respect to each of UPREIT LLC and each of the Subject Companies, (i) any liability for borrowed money, or evidenced by an instrument for the payment of money, or incurred in connection with the acquisition of any property, services or assets (including securities), or relating to a capitalized lease obligation, (ii) any obligations to reimburse the issuer of any letter of credit, surety bond, performance bond or other guarantee of contractual performance, in each case to the extent drawn or otherwise not contingent; and (iii) any payments, fines, fees, penalties or other amounts applicable to or otherwise incurred in connection with or as a result of any prepayment or early satisfaction of any obligation described in clause (i) or (ii) above.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, Governmental Authority or similar entity.

“Portfolio” means all of the Property, taken as a whole.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale of UPREIT LLC Interest. Subject to the terms and conditions of this Agreement, at the Closing and effective as of the Effective Time, Seller agrees to sell, assign, transfer and convey to Holdings, and Holdings agrees to purchase and acquire from Seller, free and clear of all liens, claims and encumbrances, the UPREIT LLC Interest.

2.2 Purchase and Sale of Subject Company Interests. Subject to the terms and conditions of this Agreement, at the Closing and effective as of the Effective Time, Seller agrees to sell, assign, transfer and convey to Investments, and Investments agrees to purchase and acquire from Seller, free and clear of all liens, claims and encumbrances, all of the Subject Company Interests.

ARTICLE III

CLOSING; ASSIGNMENT AND ASSUMPTION

3.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 11:00 A.M. prevailing Central time, on the date that is no more than two Business Days following the satisfaction or waiver of the conditions to Closing set forth in Article IV (other than those conditions to be satisfied at the Closing), or on such other date as may be mutually agreeable to Seller and the Buyers (such date of Closing, the “Closing Date”), at the office of Barack Ferrazzano Kirschbaum & Nagelberg LLP, counsel to the Buyers, or such other place as may be mutually agreeable to Seller and the Buyers. The parties shall deliver all closing documents and funds by the Closing Date and a failure to do so by any party shall constitute a default by such party.

3.2 Simultaneous Closing. The purchase and sale of each of the Seller Interests shall be conditioned upon consummation of (i) the purchase and sale of all of the other Seller Interests and (ii) the transactions contemplated by that certain Purchase and Sale Agreement, of even date herewith, between Sunrise North Senior Living Ltd., Sunrise Senior Living Management, Inc., Ventas SSL Ontario II, Inc. and Ventas, Inc. (the “Canadian Purchase Agreement”), and all such purchases and sales shall be deemed to have occurred simultaneously at the Effective Time (as defined below).

3.3 Assignment of Seller Interests. Effective at 12:01 a.m. prevailing Central time on the Closing Date (the “Effective Time”), (i) Seller shall sell, assign, transfer and convey to Holdings, and Holdings shall accept and assume, all right, title, and interest of Seller in and to the UPREIT LLC Interest, and (ii) Seller shall sell, assign, transfer and convey to Investments, and Investments shall accept and assume, all right, title, and interest of Seller in and to each of the Subject Company Interests, all pursuant to an Assignment of Membership Interest in the form attached as Exhibit B hereto (each, an “Assignment and Assumption Agreement”). Without limitation of the foregoing, from and after the Effective Time, (x) Holdings shall be entitled to receive all of the shares of profits and other distributions, and the benefit of any other economic rights, associated with the UPREIT LLC Interest and shall be subject to all of the obligations and liabilities arising on or after the Effective Time, in each case with respect to the UPREIT LLC Interest, and (y) Investments shall be entitled to receive all of the shares of profits and other distributions, and the benefit of any other economic rights, associated with the Subject Company Interests and shall be subject to all of the obligations and liabilities arising on or after the Effective Time, in each case with respect to the Subject Company Interests.

3.4 Withdrawal of Seller. Simultaneously with the assignment of the Seller Interests, Seller shall withdraw from UPREIT LLC and each Subject Company, shall cease to be a member of UPREIT LLC or any Subject Company, shall cause its appointee to the Board of Managers of UPREIT LLC and each Subject Company to resign and shall have no further right, title or interest in UPREIT LLC or any Subject Company or with respect to the Property.

3.5 Further Consequences of Withdrawal. Following the Effective Time, the withdrawn Seller shall not be liable for any obligations and liabilities incurred by it while a member of UPREIT LLC and each Subject Company and for which it was liable as a member (other than obligations incurred in connection with this Agreement or any Seller Ancillary Document (as defined below)), and shall be free of any obligation or liability as a member incurred on account of or arising from the activities of UPREIT LLC or any Subject Company on or after the Closing Date. This Section 3.5 shall survive the Closing.

3.6 Purchase Price. In consideration of the assignment and sale of the Seller Interests to the Buyers, the Buyers shall pay to Seller the aggregate sum of $38,085,000.00 (the “Purchase Price”). The Buyers shall pay to Seller at the Closing by wire transfer of immediately available funds an aggregate amount equal to the Purchase Price.

3.7 Seller’s Closing Costs. Seller shall pay (a) the portion of any Transfer Taxes, as defined in Section 5.1.3 below, allocable to it in accordance with local custom in the county in which each individual Real Property is located, and (b) Seller’s own attorneys’ fees.

3.8 Buyers’ Closing Costs. The Buyers shall pay (a) the portion of any Transfer Taxes, as defined in Section 5.1.3 below, allocable to it in accordance with local custom in the county in which each individual Real Property is located, (b) the cost of any title insurance policies or endorsements ordered by the Buyers, if any, for policies held by UPREIT LLC or any Subject Company, and (c) the Buyers’ own attorneys’ fees.

ARTICLE IV

CONDITIONS TO THE PARTIES’ OBLIGATIONS

4.1 Conditions to the Buyers’ Obligations to Purchase the Seller Interests. The Buyers’ obligations to purchase and assume the Seller Interests from Seller are expressly conditioned upon each of the following, any of which may be waived by the Buyers in their sole discretion:

4.1.1 Seller’s Deliverables. Seller shall have performed, satisfied and complied with its obligations pursuant to Section 5.2.

4.1.2 No Misrepresentation or Breach of Covenants and Warranties. There shall have been no material breach by Seller in the performance of any of its covenants and agreements herein; each of the representations and warranties of Seller contained or referred to herein shall be true and correct on the Closing Date as though made on the Closing Date, except for changes therein specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by the Buyers; and there shall have been delivered to the Buyers a certificate to such effect, dated the Closing Date, signed on behalf of Seller by an authorized officer of Seller.

4.1.3 No Material Adverse Effect on Portfolio. Between the date hereof and the Closing Date, there shall have been no material adverse change from the date hereof in the assets, operations, liabilities, profits or financial condition of the Portfolio, and there shall have been delivered to the Buyers a certificate to such effect, dated the Closing Date and signed on behalf of Seller by an authorized officer of Seller.

4.1.4 No Material Adverse Effect on Seller. Between the date hereof and the Closing Date, there shall have been no material adverse change from the date hereof in Seller’s assets or the operations, liabilities, profits or financial condition of Seller that will affect Seller’s ability to effectively manage the Property, as determined in the Buyers’ reasonable judgment.

4.1.5 No Restraint or Litigation. No action, suit, investigation or proceeding shall have been instituted or threatened to restrain or prohibit or otherwise challenge the legality or validity of the transactions contemplated by this Agreement.

4.1.6 Necessary Consents. Seller and the Buyers shall have received all of the consents set forth on Exhibit C hereto (the “Required Consents”), which Exhibit C identifies each of the consents to the transactions contemplated by this Agreement required to be obtained after the date hereof from the other parties to any contract, lease, agreement, license and permit to which the Buyers, Seller, UPREIT LLC or the Subject Companies is a party, or by which the Property is affected, including each of the Lender Consents, as defined in Section 7.2 below. For the avoidance of doubt, Seller and each of the Buyers hereby acknowledge and agree that licenses that would allow the Manager (as such term is defined in each Amended and Restated Management Agreement) of facilities located in the State of New York to provide healthcare services to residents of such facilities are not required to be obtained prior to the closing of the transactions contemplated hereby, and neither the application for, nor the receipt of, any such license is a condition precedent to the Buyers’ obligations to purchase and assume the Seller Interests from Seller.

4.1.7 Absence of Defaults. Except for Defaults of which Buyer has Actual Knowledge as of the date hereof, there shall exist no Defaults that, in the aggregate, have a material adverse effect on the assets, operations, liabilities, profits or financial condition of UPREIT LLC and the Subject Companies, taken as a whole. As used herein, Buyer’s “Actual Knowledge” shall mean the actual knowledge (which does not include any constructive, imputed, assumed or other knowledge or awareness, and without any obligation or duty of any kind to investigate or otherwise make inquiry) of T. Richard Riney, Joseph D. Lambert, Timothy A. Doman and Chris Cummings.

4.1.8 Closing of Related Transactions. The transactions contemplated pursuant to the Canadian Purchase Agreement shall have closed.

4.1.9 Master, Management and Multi Party Agreements. The First Amended and Restated Master Agreement, in the form previously agreed upon by the Buyers and Seller (the “Amended and Restated Master Agreement”), the amended and restated management agreements relating to all of the facilities to which the Amended and Restated Master Agreement applies, each in the form previously agreed upon by the Buyers and Seller (collectively, the “Amended and Restated Management Agreements”), and the Amended and Restated Multi Party Agreement in a form to be agreed upon by the Buyers and Seller, acting reasonably, reflecting changes to accommodate the transactions contemplated by this Agreement (the “Amended and Restated MPA”) shall have been duly executed and delivered, in each case by the Affiliates of Seller party thereto.

4.2 Conditions to Seller’s Obligation to Sell the Seller Interests. Seller’s obligation to sell and assign the Seller Interests to Buyer is expressly conditioned upon each of the following, any of which may be waived by Seller in its sole discretion:

4.2.1 Buyers’ Deliverables. The Buyers shall have performed, satisfied and complied with their obligations pursuant to Section 5.1.

4.2.2 No Misrepresentation or Breach of Covenants and Warranties. There shall have been no material breach by the Buyers in the performance of any of their respective covenants and agreements herein; each of the representations and warranties of the Buyers contained or referred to herein shall be true and correct on the Closing Date as though made on the Closing Date, except for changes therein specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by Seller; and there shall have been delivered to Seller a certificate to such effect, dated the Closing Date, signed on behalf of the Buyers by an authorized officer of the Buyers.

4.2.3 No Restraint or Litigation. No action, suit, investigation or proceeding shall have been instituted or threatened to restrain or prohibit or otherwise challenge the legality or validity of the transactions contemplated by this Agreement.

4.2.4 Necessary Consents. Seller and the Buyers shall have received all Required Consents. For the avoidance of doubt, Seller and each of the Buyers hereby acknowledge and agree that licenses that would allow the Manager (as such term is defined in each Amended and Restated Management Agreement) of facilities located in the State of New York to provide healthcare services to residents of such facilities are not required to be obtained prior to the closing of the transactions contemplated hereby, and neither the application for, nor the receipt of, any such license is a condition precedent to Seller’s obligation to sell and assign the Seller Interests to Buyer.

4.2.5 Closing of Related Transactions. The transactions contemplated pursuant to the Canadian Purchase Agreement shall have closed.

4.2.6 Master, Management and Multi Party Agreements. The Amended and Restated Master Agreement, the Amended and Restated Management Agreements and the Amended and Restated MPA shall have been duly executed and delivered, in each case by the Affiliates of Buyers party thereto.

ARTICLE V

BUYERS’ DELIVERIES AND SELLER’S DELIVERIES

5.1 Buyers’ Deliveries. The Buyers shall, at or before the Closing, deliver to Seller each of the following:

5.1.1 Officer’s Certificates. The certificates of the Buyers contemplated by Section 4.2.2.

5.1.2 Purchase Price. An amount equal to the Purchase Price.

5.1.3 Real Estate Transfer Taxes. As applicable for the Property, duly completed returns, questionnaires, applications or other documents, if any (collectively, the “Transfer Tax Forms”), duly executed by Holdings or Investments, as applicable, regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to tax, “Transfer Taxes”).

5.1.4 Authority Documents. A secretary’s certificate duly executed by an officer of each of the Buyers, certifying the legal existence and good standing of such Buyer and the power and authority of such Buyer to execute and deliver this Agreement and all other documents contemplated in connection herewith, and to perform all obligations of such Buyer hereunder and thereunder and confirming the signature and authority of the individuals signing this Agreement and all other documents in connection herewith.

5.1.5 Assignment and Assumption Agreements. One counterpart duly executed by Holdings of an Assignment and Assumption Agreement relating to the UPREIT LLC Interest and one counterpart executed by Investments of an Assignment and Assumption Agreement relating to each of the Subject Company Interests.

5.1.6 Amended and Restated Master Agreement. One counterpart of the Amended and Restated Master Agreement, duly executed by the Affiliate of the Buyers party thereto.

5.1.7 Amended and Restated Management Agreements and Amended and Restated MPA. One counterpart of each Amended and Restated Management Agreement and one counterpart of the Amended and Restated MPA, duly executed in each case by the Affiliates of the Buyers party thereto.

5.1.8 Other Documents. Such other certificates, affidavits, schedules, resolutions, consents and/or other documents which are provided for hereunder or are necessary to effect or evidence the transactions contemplated by this Agreement.

5.2 Seller’s Deliveries. At or before the Closing, Seller shall deliver to the Buyers each of the following:

5.2.1 FIRPTA Affidavit. Two originals of an affidavit in the form of Exhibit D with respect to the Foreign Investment in Real Property Tax Act, duly executed by Seller or the Affiliate of Seller as may be required for such affidavit to comply with Treasury Regulation §1.1445-2(b)(2)(iii).

5.2.2 Authority Documents. A secretary’s certificate from duly executed by an officer of Seller, certifying the legal existence and good standing of Seller and the power and authority of Seller to execute and deliver this Agreement and all other documents contemplated in connection herewith, and to perform all obligations of Seller hereunder and thereunder and confirming the signature and authority of the individuals signing this Agreement and all other documents in connection herewith.

5.2.3 Real Estate Transfer Taxes. As applicable for the Property, duly completed Transfer Tax Forms, if any, duly executed by Seller.

5.2.4 Officer’s Certificates. The certificates of Seller contemplated by Sections 4.1.2 and 4.1.3.

5.2.5 Assignment and Assumption Agreement. One counterpart of an Assignment and Assumption Agreement relating to the UPREIT LLC Interest and one counterpart of an Assignment and Assumption Agreement relating to the Subject Company Interests, in each case duly executed by Seller.

5.2.6 Amended and Restated Master Agreement. One counterpart of the Amended and Restated Master Agreement, duly executed by the Affiliates of Seller party thereto.

5.2.7 Amended and Restated Management Agreements and Amended and Restated MPA. One counterpart of each Amended and Restated Management Agreement and one counterpart of the Amended and Restated MPA, duly executed in each case by the Affiliates of Seller party thereto.

5.2.8 Withdrawals and Resignations. Fully executed copies of documentation reasonably satisfactory to the Buyers evidencing (i) Seller’s withdrawal as a member from UPREIT LLC and each Subject Company; and (ii) the resignation of Seller’s appointee from the Board of Managers of UPREIT LLC and each Subject Company.

5.2.9 Other Documents. Such other certificates, affidavits, schedules, resolutions, consents and/or other documents which are provided for hereunder or are necessary to effect or evidence the transactions contemplated by this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

6.1 Seller’s Warranties and Representations. Seller hereby represents and warrants to the Buyers as follows, all of which representations and warranties are material, are being relied upon by the Buyers, and shall be true and correct as of the date hereof and as of the Closing Date.

6.1.1 No Broker. Except for brokers or finders for which Seller shall be solely responsible, Seller has not engaged or dealt with any broker or finder who is entitled to a commission based on dealings with Seller in connection with the sale of any Seller Interest contemplated by this Agreement. Seller shall indemnify and hold harmless the Buyers from any claims, costs, damages or liabilities (including reasonable attorneys’ fees) (i) arising from any breach of the representation contained in this Section 6.1.1 or if the same shall be based on any statement, representation or agreement by Seller with respect to the payment of any brokerage commissions or finder’s fees or (ii) relating to any broker or finder arrangement for which Seller is solely responsible.

6.1.2 Organization. Seller is a corporation validly existing and in good standing under the laws of the Commonwealth of Virginia, and has full corporate power and authority to own or lease and to operate and use its assets and to carry on its business as now conducted.

6.1.3 Due Execution. This Agreement and each other certificate, agreement, document or instrument to be executed and delivered by Seller in connection with the transactions contemplated by this Agreement (collectively, the “Seller Ancillary Documents”) have been, or will be, duly executed and delivered by Seller.

6.1.4 Authority. Seller has all necessary corporate power, authority and capacity to enter into this Agreement and the Seller Ancillary Documents, and to carry out its obligations under this Agreement and the Seller Ancillary Documents. The execution, delivery and performance of this Agreement and each Seller Ancillary Document and the consummation of the transactions contemplated by this Agreement and the Seller Ancillary Documents have been duly authorized by all necessary corporate action on the part of Seller.

6.1.5 Enforceability. Each of this Agreement and each Seller Ancillary Agreement constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting the enforcement of creditors’ rights and general equitable principles.

6.1.6 Seller Interests. Except for the rights of the Buyers created by this Agreement and any restrictions on assignment pursuant to the Existing Debt Documents, as defined in Section 6.1.7 below, the UPREIT LLC Operating Agreement or the Subject Company Operating Agreements, Seller is the sole owner of, and has good and marketable title to, the Seller Interests, free and clear of all liens, claims, encumbrances or other security arrangements or obligations to other Persons, of whatever kind or character, and has the unrestricted right to sell, transfer and assign the Seller Interests to the applicable Buyer. No Seller Interest is evidenced or represented by a separate certificate. The Seller Interests have been duly and validly issued and are outstanding as fully paid and non-assessable limited liability company interests.

6.1.7 Existing Debt. To the knowledge of Seller, Exhibit E contains a complete list of all material documents evidencing or securing the Existing Debt, including all amendments and modifications thereto, to which any of UPREIT LLC or the Subject Companies is subject or by which any of their properties or assets may be bound (the “Existing Debt Documents”).

6.1.8 Financial Statements; No Undisclosed Liabilities.

(a) The Portfolio Statements of Profit and Loss and the Portfolio Trial Balances delivered pursuant to the terms of the Existing Management Agreements for each month end beginning with September 30, 2009 present fairly in all material respects the financial position and results of operations of the Portfolio at the dates and for the periods to which they relate, with respect to the matters addressed by such reports, and have been prepared based on books and records kept in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved. A true, complete and correct copy of each such report has been delivered to the Buyers by Seller or its Affiliates.

(b) To Seller’s Actual Knowledge, there are no material liabilities or obligations of any Property, whether accrued, absolute, contingent or otherwise, other than (i) those reflected in the Portfolio Trial Balances, and (ii) those incurred in the ordinary course of business consistent with past practice on and after August 31, 2010. As used herein, “Seller’s Actual Knowledge” shall mean the actual knowledge (which does not include any constructive, imputed, assumed or other knowledge or awareness, and without any obligation or duty of any kind to investigate or otherwise make inquiry) of Greg Neeb, David Haddock, Ann Lacey and Philip Kroskin.

6.1.9 H.I.G. Investment. Neither Seller nor any of its Affiliates is currently in active negotiations with respect to any transaction with H.I.G. Capital, Inc. or its Affiliates involving an investment in Seller or its Affiliates, nor does Seller currently intend to enter into such a transaction.

6.1.10 Absence of Restrictions and Conflicts. None of (a) the execution and delivery of this Agreement and the Seller Ancillary Documents, or (b) subject to each of the Required Consents having been obtained, the performance of this Agreement and the Seller Ancillary Documents, the consummation of the transactions contemplated hereby and thereby or the fulfillment of and compliance with the terms and conditions of this Agreement and the Seller

Ancillary Documents either (x) conflicts with or results in any breach of any term or provision of the formation documents of Seller or, to the knowledge of Seller, UPREIT LLC or any of the Subject Companies, (y) with or without the passing of time or the giving of notice or both, violates or conflicts with, constitutes a breach of or default (or gives rise to any right of termination, amendment or cancellation) under, results in the loss of any benefit under or permits the acceleration of any obligation under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other obligation to which Seller or, to the knowledge of Seller, UPREIT LLC or any of the Subject Companies, is a party or by which any of their properties or assets may be bound, or (z) violates any judgment, decree or order of any Governmental Authority (as defined below) to which Seller or, to the knowledge of Seller, UPREIT LLC or any of the Subject Companies, is a party or by which Seller or any of their respective properties is bound or any statute, law, rule or regulation applicable to Seller or, to the knowledge of Seller, UPREIT LLC or any of the Subject Companies. Except for the Required Consents and the consent of Bank of America, N.A. (which consent has been obtained by Seller prior to the date hereof and delivered to the Buyers) (the “Bank of America Consent”), no consent, approval, order or authorization of, or registration, declaration or filing with, any court, arbitrator, governmental agency or public or regulatory unit, agency, body or authority of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision thereof (each a “Governmental Authority”) or any other party is required to be obtained by Seller or, to the knowledge of Seller, UPREIT LLC or any of the Subject Companies, in connection with the execution, delivery or performance of this Agreement or the Seller Ancillary Documents by Seller, or the consummation of the transactions contemplated by this Agreement or the Seller Ancillary Documents by Seller.

6.1.11 Operating Accounts. From and after September 20, 2010, no funds have been withdrawn, and no expenditures have been paid, from any of the accounts listed on Exhibit F attached hereto (collectively, the “Operating Accounts”), other than expenditures paid or distributions made in the ordinary course of business and in accordance with past practices.

6.1.12 Bankruptcy. Seller has not (i) made a general assignment for the benefit of creditors; (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by its creditors; (iii) suffered the appointment of a receiver to take possession of any of its assets; (iv) suffered the attachment or other judicial seizure of any of its assets; (v) admitted in writing its inability to pay its debts as they become due; (vi) made an offer of settlement, extension or composition to its creditors generally; or (vii) become insolvent, or would be made insolvent by the consummation of the transactions contemplated herein (each, a “Bankruptcy/Dissolution Event”).

6.1.13 PATRIOT Act.

(a) Seller is in compliance with the requirements of Executive Order No. 133224, 66 Fed. Reg. 49079 (Sept. 25, 2001) (the “Order”) and other similar requirements contained in the rules and regulations of the Office of Foreign Assets Control, Department of the Treasury (“OFAC”) and in any enabling legislation or other Executive Orders or regulations in respect thereof (the Order and such other rules, regulations, legislation, or orders are collectively called the “Orders”).

(b) Neither Seller nor any beneficial owner of Seller:

(i) is listed on the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to the Order and/or on any other list of terrorists or terrorist organizations maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Orders (such lists are collectively referred to as the “Lists”);

(ii) is a Person who has been determined by competent authority to be subject to the prohibitions contained in the Orders; or

(iii) is owned or controlled by, or acts for or on behalf of, any Person on the Lists or any other Person who has been determined by competent authority to be subject to the prohibitions contained in the Orders.

6.1.14 Notwithstanding anything contained hereinto the contrary, for the purposes of this provision, the phrase “any beneficial owner of Seller” shall not include any holder of a direct or indirect interest in a publicly traded company whose shares are listed and traded on a United States national stock exchange.

6.2 Buyers’ Warranties and Representations. The Buyers each hereby represent and warrant to Seller as follows, all of which representations and warranties are material, are being relied upon by Seller, and shall be true and correct as of the date hereof and as of the Closing Date.

6.2.1 No Broker. No Buyer has engaged or dealt with any broker or finder who is entitled to a commission based on dealings with such Buyer in connection with the sale contemplated by this Agreement. The Buyers shall jointly and severally indemnify and hold harmless Seller from any claims, costs, damages or liabilities (including reasonable attorneys’ fees) arising from any claim for any breach of the representation contained in this Section 6.2.1 or if the same shall be based on any statement, representation or agreement by the Buyers with respect to the payment of any brokerage commissions or finder’s fees.

6.2.2 Organization. Each Buyer is a corporation validly existing and in good standing under the laws of the State of Delaware.

6.2.3 Due Execution. This Agreement and each other certificate, agreement, document or instrument to be executed and delivered by the Buyers in connection with the transactions contemplated by this Agreement (collectively, the “Buyer Ancillary Documents”) have been, or will be, duly executed and delivered by the Buyers.

6.2.4 Authority. The Buyers have all necessary corporate power, authority and capacity to enter into this Agreement and the Buyer Ancillary Documents, and to carry out its obligations under this Agreement and the Buyer Ancillary Documents. The execution, delivery and performance of this Agreement and each Buyer Ancillary Document and the consummation of the transactions contemplated by this Agreement and the Buyer Ancillary Documents have been duly authorized by all necessary corporate action on the part of the Buyers.

6.2.5 Enforceability. Each of this Agreement and each Buyer Ancillary Agreement constitutes a legal, valid and binding obligation of the Buyers enforceable against the Buyers in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting the enforcement of creditors’ rights and general equitable principles.

6.2.6 Bankruptcy. No Bankruptcy/Dissolution Event has occurred with respect to either Buyer.

6.2.7 Existing Debt. To the Buyers’ knowledge, Exhibit E contains a complete list of all Existing Debt Documents to which any of UPREIT LLC or the Subject Companies is subject or by which any of their properties or assets may be bound.

6.2.8 Absence of Restrictions and Conflicts. None of (a) the execution and delivery of this Agreement and the Buyer Ancillary Documents, or (b) subject to each of the Required Consents having been obtained, the performance of this Agreement and the Buyer Ancillary Documents, the consummation of the transactions contemplated hereby and thereby or the fulfillment of and compliance with the terms and conditions of this Agreement and the Buyer Ancillary Documents either (x) conflicts with or results in any breach of any term or provision of the formation documents of the Buyers or, to the knowledge of the Buyers, UPREIT LLC or any of the Subject Companies, (y) with or without the passing of time or the giving of notice or both, violates or conflicts with, constitutes a breach of or default (or gives rise to any right of termination, amendment or cancellation) under, results in the loss of any benefit under or permits the acceleration of any obligation under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other obligation to which the Buyers or, to the knowledge of the Buyers, UPREIT LLC or any of the Subject Companies, is a party or by which the Buyers or any of their properties or assets may be bound, or (c) violates any judgment, decree or order of any Governmental Authority to which the Buyers or, to the knowledge of the Buyers, UPREIT LLC or any of the Subject Companies is a party or by which any of their respective properties is bound or any statute, law, rule or regulation applicable to the Buyers or, to the knowledge of the Buyers, UPREIT LLC or any of the Subject Companies. Except for the Required Consents and the Bank of America Consent, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be obtained by the Buyers or, to the knowledge of the Buyers, UPREIT LLC or any of the Subject Companies, in connection with the execution, delivery or performance of this Agreement or the Buyer Ancillary Documents by the Buyers, or the consummation of the transactions contemplated by this Agreement or the Buyer Ancillary Documents by the Buyers.

6.2.9 PATRIOT Act.

(a) Each Buyer is in compliance with the requirements of the Orders.

(b) Neither Buyer nor any beneficial owner of either Buyer:

(i) is listed on the Lists;

(ii) is a Person who has been determined by competent authority to be subject to the prohibitions contained in the Orders; or

(iii) is owned or controlled by, or acts for or on behalf of, any Person on the Lists or any other Person who has been determined by competent authority to be subject to the prohibitions contained in the Orders.

6.2.10 Notwithstanding anything contained hereinto the contrary, for the purposes of this provision, the phrase “any beneficial owner of a Buyer” shall not include any holder of a direct or indirect interest in a publicly traded company whose shares are listed and traded on a United States national stock exchange.

6.3 Survival of Representations and Warranties. The representations and warranties made by Seller and each Buyer contained in this Article VI are intended to, and shall, survive the Closing for a period of two (2) years.

ARTICLE VII

ACTION PRIOR TO THE CLOSING DATE

The respective parties hereto covenant and agree to take the following actions between the date hereof and the Closing Date:

7.1 Preserve Accuracy of Representations and Warranties; Notification of Certain Matters.

7.1.1 Each party hereto shall refrain from taking any action which would render any representation or warranty contained in Article VI inaccurate as of the Closing Date. Each party shall promptly notify the other of any action, suit or proceeding that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement.

7.1.2 Seller will notify the Buyers of any material adverse change of the type set forth in Section 4.1.3 or 4.1.4. Each party will notify the other party of (i) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the transactions contemplated by this Agreement and (ii) any lawsuit, claim, proceeding or investigation that is threatened, brought, asserted or commenced against Seller or the Buyers (or any of their Affiliates) relating to or affecting the transactions contemplated by this Agreement.

7.2 Lender Consents. The Buyers and Seller will use their commercially reasonable efforts in attempting to obtain, before the Closing Date, the consent, approval or waiver from any lender under an Existing Debt Document (collectively, the “Lenders”) required to be obtained after the date hereof to satisfy the condition set forth in Section 4.1.6 and Section 4.2.4 (collectively, the “Lender Consents”). Seller shall not make any agreement or understanding affecting UPREIT LLC, the Subject Companies or the Property as a condition for obtaining any such consents or waivers except with the prior written consent of the Buyers, which consent shall be given or withheld in the Buyers’ sole and absolute discretion. During the period prior to the Closing Date, each party shall act diligently and reasonably to cooperate with the other party in attempting to obtain the consents, approvals and waivers contemplated by this Section 7.2. All costs, expenses and fees (other than legal fees, which shall be paid in accordance with Section 12.5) incurred in connection with obtaining the Lender Consents shall be shared equally by Seller, on the one hand, and the Buyers, on the other hand.

7.3 Further Assurances. From and after the date hereof, Seller and the Buyers shall use commercially reasonable efforts to consummate the transactions contemplated by this Agreement in accordance with the terms hereof, and shall provide each other assistance as may be reasonably requested in connection with the transactions contemplated by this Agreement, the Canadian Purchase Agreement, the Amended and Restated Master Agreement or any Amended and Restated Management Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination of this Agreement. The parties hereto may terminate this Agreement as provided below:

8.1.1 Termination by Mutual Consent. The Buyers and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing.

8.1.2 Termination by the Buyers. The Buyers may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (i) in the event Seller has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Buyers have notified Seller of the breach, and the breach has continued without cure for a period of ten (10) days after the notice of breach or (ii) if the Closing shall not have occurred on or before March 31, 2011 (unless the failure results primarily from the Buyers breaching any representation, warranty, or covenant contained in this Agreement).

8.1.3 Termination by Seller. Seller may terminate this Agreement by giving written notice to the Buyers at any time prior to the Closing (i) in the event either Buyer has breached any representation, warranty, or covenant contained in this Agreement in any material respect, Seller has notified such Buyer of the breach, and the breach has continued without cure for a period of ten (10) days after the notice of breach or (ii) if the Closing shall not have occurred on or before March 31, 2011 (unless the failure results primarily from Seller breaching any representation, warranty, or covenant contained in this Agreement).

8.2 Effect of Termination. If any party terminates this Agreement pursuant to Section 8.1, above, all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party (except for any liability of any party then in breach of this Agreement); provided, however, that the provisions of Article X and Article XII shall survive termination. Notwithstanding the foregoing, if any party terminates this Agreement pursuant to Section 8.1, the provisions of Section 12.7 shall be void ab initio and shall terminate and be of no further force and effect.

ARTICLE IX

POST-CLOSING COVENANTS

9.1 Further Assurances. From and after the Closing, Seller and the Buyers shall do all such additional and further acts, and shall execute and deliver such documents as may be reasonably necessary or proper and usual to complete the transactions contemplated by this Agreement in accordance with the terms hereof, and shall provide each other assistance as may be reasonably requested in connection with the preparation of any tax return, audit or other examination by any taxing authority, all to the extent Seller and the Buyers, as applicable, do not incur liability (other than de minimis) or expense other than as already contemplated in this Agreement, the Amended and Restated Master Agreement or any Amended and Restated Management Agreements.

9.2 Survival of Covenants. The covenants contained in this Article IX are intended to, and shall, survive the Closing for a period of two (2) years.

ARTICLE X

INDEMNITIES

10.1 Seller Indemnity. Subject to Section 6.3 and Section 9.2, Seller shall hold harmless, indemnify and defend each Buyer, UPREIT LLC and the Subject Companies (as constituted after the Closing) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including reasonable legal fees and expenses), judgments, fines, settlements, and other amounts (each, a “Loss”) resulting from breaches of any or all of Seller’s representations, warranties and covenants in this Agreement or in any Seller Ancillary Document, excluding the Amended and Restated Master Agreement, the Amended and Restated Management Agreements and the Amended and Restated MPA.

10.2 Buyer Indemnity. Subject to Section 6.3 and Section 9.2, the Buyers shall, jointly and severally, hold harmless, indemnify and defend Seller from and against any Loss resulting from breaches of any or all of the Buyers’ representations, warranties and covenants in this Agreement or in any Buyer Ancillary Document, excluding the Amended and Restated Master Agreement, the Amended and Restated Management Agreements and the Amended and Restated MPA.

10.3 Procedure. Any party claiming rights to indemnification hereunder shall give to the other party notice of the nature of any claim for indemnification promptly upon receipt of knowledge of the facts upon which such a claim may be based. Once such notice is received, the party from whom indemnification may be sought shall have a reasonable period to either cure such breach or to take such other steps as may be appropriate to provide the party claiming rights to indemnification with benefits comparable to the benefits reasonably expected out of the term, representation or other provision of this Agreement claimed to be breached, prior to the time indemnification is required. The party from whom indemnification may be sought may also elect to conduct the defense of any such claim or action brought by a third party, provided that the party seeking indemnification may, at its own expense, participate in such defense with its own legal counsel. Any amounts determined (by mutual agreement or by a final, non-appealable judgment) to be owed by Seller hereunder that are not paid when due may be set off against amounts (if any) otherwise due Seller or its Affiliates hereunder, under the Existing Management Agreements, under the Amended and Restated Master Agreement, under any Amended and Restated Management Agreement or under the Amended and Restated MPA.

10.4 Survival of Indemnity. The indemnity obligations contained in this Article X are intended to, and shall, survive Closing.

ARTICLE XI

NOTICES

All notices, demands or other communications given hereunder shall be in writing and shall be deemed to have been duly delivered (a) upon the delivery (or refusal to accept delivery) by messenger or overnight express delivery service (or, if such date is not on a business day, on the business day next following such date), or (b) upon the receipt by facsimile transmission as evidenced by a receipt transmission report, followed by delivery by one of the means identified in (a) above, addressed as follows:

If to the Buyers, to:

10350 Ormsby Park Place

Suite 300

Louisville, Kentucky 40223

Attn: General Counsel

Facsimile: (502) 357-9029

111 South Wacker Drive

Suite 4800

Chicago, Illinois 60606

Attn: Joseph D. Lambert, Esq.

Facsimile: (312) 660-3850

with a copy to:

Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street, Suite 3900 Chicago, Illinois 60606 Attn.: Peter J. Barack, Esq. Facsimile: (312) 984-3150

If to Seller, to:	Sunrise Senior Living, Inc. 7900 Westpark Drive, Suite T-900 McLean, Virginia 22102 Attention: General Counsel Telecopier: (703) 744-1712

and with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 20001 Attention: Paul M. Reinstein, Esq. Richard A. Steinwurtzel, Esq. Telecopier: (212) 859-4000

Any party may, by notice given as aforesaid, change the address or addresses, or designate an additional address or additional addresses, for its notices; provided, however, that no notice of a change of address shall be effective until actual receipt of such notice.

ARTICLE XII

GENERAL PROVISIONS

12.1 References; Construction. The table of contents and the section and other headings and subheadings contained in this Agreement are solely for the purpose of reference, are not part of the Agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement. All references to days or months in this Agreement shall be deemed references to calendar days or months, unless otherwise stated. All references to “$” in this Agreement shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” or “Appendix” in this Agreement shall be deemed to refer to a section, exhibit or appendix to or of this Agreement unless expressly noted otherwise. The words “hereof,” “herein” and “hereunder” and words of similar import in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement unless expressly noted otherwise. The word “or” as used in this Agreement is not exclusive. For purposes of this Agreement, a reference to any Person includes its permitted successors and permitted assigns. All pronouns used in this Agreement shall be deemed to include all other genders and gender neutral terms (i.e., he, she and it). The words “include,” “includes” and “including” shall mean “include, without limitation,” “includes, without limitation” and “including, without limitation,” respectively (except where “without limitation” is already provided). Any reference in this Agreement to any agreement, document or instrument, including unless expressly noted otherwise, shall be a reference to each such agreement, document or instrument as the same may be amended, restated, supplemented or otherwise modified from time to time to the extent permitted hereunder.

12.2 Premises and Exhibits. The premises set forth herein, and all exhibits referred to herein and attached hereto, are hereby incorporated into this Agreement by this reference.

12.3 Conflicts Among Agreements. This Agreement shall govern and control the rights of the parties hereto in the case of any ambiguity or conflict between this Agreement and any other document relevant to the transactions contemplated herein, including (i) that certain Letter of Intent between Ventas, Inc. and Sunrise Senior Living, Inc., dated May 7, 2010 and (ii) any documents to which Ventas, Inc. or its Affiliates, and Seller or its Affiliates, are signatories that relate to an equity or debt investment by Bayside Capital, Inc. or any of its Affiliates in Seller or its Affiliates, each of which is hereby terminated.

12.4 Modification. No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless the same is in writing and signed by the party against which the enforcement of such modification, waiver, amendment, discharge or change is or may be sought.

12.5 Attorneys’ Fees. Each party hereto shall bear its own legal fees.

12.6 Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW. ANY DISPUTE ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE RESOLVED IN A COURT OF COMPETENT JURISDICTION, AND EACH PARTY HEREBY SUBMITS TO THE JURISDICTION OF THAT COURT. EACH PARTY HEREBY WAIVES ITS RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY DISPUTE BETWEEN ANY OF THE PARTIES TO THIS AGREEMENT ARISING OUT OF THIS AGREEMENT OR THE RIGHTS OR OBLIGATIONS OF THE PARTIES HEREUNDER. SERVICE OF PROCESS ON SELLER OR THE BUYERS IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE EFFECTIVE IF MAILED TO SUCH PARTY AT THE ADDRESS LISTED IN ARTICLE XI ABOVE.

12.7 Release. Subject to the final sentence of Section 8.2, Ventas, Inc., on behalf of itself and its Affiliates (the “Ventas Parties”), does hereby waive any claims, rights or remedies that the Ventas Parties may have against Sunrise Senior Living, Inc. or its Affiliates (collectively, the “SSLI Parties”) with respect to, and releases the SSLI Parties from, any liability for any obligations and liabilities incurred by an SSLI Party while a member of UPREIT LLC or any Subject Company and for which it was liable as a member, except any such obligations or liabilities incurred by an SSLI Party in connection with this Agreement or the Seller Ancillary Documents.

12.8 Assignment. No party to this Agreement shall assign this Agreement or its rights and obligations hereunder that survive Closing to any individual or entity without the prior written consent of the other party or parties hereto, which consent may be granted or withheld in the applicable party’s sole discretion, and any such assignment without such consent shall be null and void ab initio. Notwithstanding the foregoing, the Buyers may assign their respective rights under this Agreement that survive Closing to any entity which is directly or indirectly majority owned and controlled by Ventas, Inc., provided that the Buyers shall remain liable for all of their obligations hereunder and for the performance of such assignee or assignees and shall notify Seller of such assignment.

12.9 Severability. If any term, covenant, condition, provision or agreement herein contained is held to be invalid, void or otherwise unenforceable by any court of competent jurisdiction, the fact that such term, covenant, condition, provision or agreement is invalid, void or otherwise unenforceable shall in no way affect the validity or enforceability of any other term, covenant, condition, provision or agreement herein contained.

12.10 Successors and Assigns. All terms of this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective legal representatives, successors and assigns (subject to Section 12.8).

12.11 Interpretation. Seller and the Buyers each acknowledge to the other that both they and their counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

12.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed an original; such counterparts shall together constitute but one agreement.

12.13 Facsimile or Electronic Signatures. Signatures to this Agreement transmitted by telecopy or electronic mail shall be valid and effective to bind the party so signing. Each party agrees to promptly deliver an execution original to this Agreement with its actual signature to the other party, but a failure to do so shall not affect the enforceability of this Agreement, it being expressly agreed that each party to this Agreement shall be bound by its own telecopied or e-mailed signature and shall accept the telecopied or e-mailed signature of the other party to this Agreement.

12.14 Business Day. If any action under this Agreement is required to be taken on or by a day which is not a Business Day, the date on or by which such action is required to be taken shall be extended until the next Business Day.

12.15 Waiver of Jury Trial. SELLER AND THE BUYERS EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ANY ACTIONS OF ANY PARTY ARISING OUT OF OR RELATED IN ANY MANNER WITH THIS AGREEMENT OR THE PROPERTY (INCLUDING ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT OR ANY CLAIMS OR DEFENSES ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE). THIS WAIVER IS A MATERIAL INDUCEMENT FOR SELLER AND THE BUYERS TO ENTER INTO AND ACCEPT THIS AGREEMENT AND THE DOCUMENTS TO BE DELIVERED BY THE PARTIES HERETO AT CLOSING, AND SHALL SURVIVE THE CLOSING OR TERMINATION OF THIS AGREEMENT. Each party hereby authorizes and empowers the other or others to file this Section 12.15 and this Agreement with the clerk or judge of any court of competent jurisdiction as a written consent to waiver of jury trial.

12.16 Confidentiality. Except to the extent that any party hereto has made a public disclosure in accordance with the provisions of this Section 12.16, Seller and the Buyers, for the benefit of each other, hereby agree that each of them will keep confidential the existence, terms, conditions and substance of this Agreement and the terms, conditions and substance of any discussions or negotiations regarding the transactions contemplated by this Agreement; provided that each party may disclose such matters (i) to their respective employees and advisors, including legal counsel, who have a need to know for the purpose of consummating the transactions contemplated by this Agreement, (ii) to the extent required by applicable law, or rule or regulation of any applicable governmental authority or stock exchange, and (iii) to the Lenders for the purpose of seeking necessary consents to the transactions contemplated by this Agreement; and provided further that Seller may disclose this Agreement to any prospective investor or financing source that agrees in writing to maintain in strict confidence the existence and terms of this Agreement. Notwithstanding the foregoing, Seller and the Buyers and their respective Affiliates shall each be permitted to make such public disclosure as it deems appropriate with respect to the transactions contemplated by this Agreement; provided, however, that each of Seller, on the one hand, and the Buyers, on the other hand, shall be required to provide reasonable prior notice to the other of the timing and content of such disclosure.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first set forth above.

SELLER:

SUNRISE SENIOR LIVING INVESTMENTS, INC.,
a Virginia corporation

By:	/s/ Greg Neeb
	Name:	Greg Neeb
	Title:	President

HOLDINGS:

VENTAS REIT US HOLDINGS, INC.,
a Delaware corporation

By:	/s/ T. Richard Riney
	Name:	T. Richard Riney
	Title:	Executive Vice President and Associate Secretary

INVESTMENTS:

SZR US INVESTMENTS, INC.,
a Delaware corporation

By:	/s/ T. Richard Riney
	Name:	T. Richard Riney
	Title:	Executive Vice President and Associate Secretary

VENTAS, INC.,
a Delaware corporation
(solely for purposes of Section 12.7)

By:	/s/ T. Richard Riney
	Name:	T. Richard Riney
	Title:	Executive Vice President Chief Administrative Officer, General Counsel and Secretary

Purchase and Sale Agreement

SUNRISE SENIOR LIVING MANAGEMENT, INC.,
a Virginia corporation
(solely for purposes of Section 10.3)

By:	/s/ David Haddock
Name:	David Haddock
Title:	Vice President and Secretary

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